

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 20, 2006

Mr. Brian T. Cahill
Vice President and Chief Financial Officer
MGP Ingredients, Inc.
1300 Main Street
Atchison, Kansas 66002

> **Re: MGP Ingredients, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2005**
> **Filed September 9, 2005**
> **Forms 10-Q for Fiscal Quarters Ended September 30, 2005 and**
> **December 31, 2005**
> **Filed November 9, 2005 and February 9, 2006**
> **File No. 0-17196**

Dear Mr. Cahill:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2005

Fiscal 2005 Compared to 2004

Taxes and Inflation, page 32

1.   We note your discussion of the effect of state income tax credits and the related footnote disclosure on page 57. Expand your discussion of state income tax credits to quantify and describe its effect on your income tax expense and net income as compared to fiscal 2004, as required by Regulation S-K Item 303(a)(3)(i).

Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1 – Nature of Operations and Summary of Significant Accounting Policies, page 51

2.   Amend your footnote to include your policy for the computation of earnings per share (EPS), as required by Statement of Financial Accounting Standards (SFAS) Number 128, paragraph 40-41. In particular, discuss your policy for computing the number of basic and diluted shares outstanding, and the type and number of securities that could potentially dilute basic EPS in the future that were not included because their effect was anti-dilutive.

Note 7 – Income Taxes, page 57

3.   We note the reconciliation of the provision for income taxes and your discussion of state income tax credits on page 32. Revise this schedule to show the effect of state income taxes at statutory rates and the effect of state income tax credits, in accordance with Regulation S-X Item 4-08(h)(2).

Note 8 – Capital Stock, page 58

4.   We note the ownership of the majority of your outstanding preferred stock and the rights ascribed to such stock on page 17 as a risk factor. Revise your note disclosure to describe the nature of this control relationship, as required by SFAS 57, paragraph 4, and Regulation S-X, Item 4-01(a).

Changes in Internal Controls, page 69

5.   Amend your disclosure to clarify that you are disclosing whether you have made
        <u>any</u> changes to your internal controls over financial reporting in your fourth fiscal
        quarter, as required by Regulation S-K Item 308(c).

<u>Exhibits</u>

<u>Exhibit 11, Statement re computation of per share earnings</u>

6.   Furnish this information as required by Item 601(b)(11) of Regulation S-K as an
        exhibit or as part of your financial statements.

<u>Exhibits 31.1 and 31.2 - Certifications pursuant to Rule 13a-14(a), page 76</u>

7.   Please revise your certifications to strictly comply with our rules. For example,
        the title of the certifying officer and the Company name should not be included in
        the introductory line. Refer to Financial Release 33-8238 or to Item 601(b)(31) of
        Regulation S-K for further guidance.

<u>Form 10-Q for the Fiscal Quarters Ended September 30, 2005 and December 31, 2005</u>

<u>Exhibits 31.1 and 31.2 - Certifications pursuant to Section 302 of the Sarbanes-Oxley Act
of 2002, page 25</u>

8.   Please revise your certifications to strictly comply with our rules. For example,
        the title of the certifying officer and the Company name should not be included in
        the introductory line.

<u>Closing Comments</u>

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3761 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551- 3684 with any other questions.

Sincerely,

April Sifford
Branch Chief